SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release January 31, 2006 at 12:30

SUMMONS TO UPM GENERAL MEETING OF SHAREHOLDERS

The shareholders of UPM-Kymmene Corporation are hereby summoned to the company’s Annual General Meeting to be held on Wednesday, 22 March 2006, beginning at 2.30 pm in the Helsinki Fair Centre, Congress Wing Entrance, address Messuaukio 1, 00520 Helsinki. The names of the participants will be checked and the voting slips issued beginning at 1.30 pm.

The following matters will be dealt with at the meeting:

1. Matters pertaining to the Annual General Meeting as stated in Article 11 of the company’s Articles of Association.

2. Reduction of share capital

The Board of Directors proposes that the company’s share capital be reduced by no more than 42,500,000 euros by invalidating, without payment, no more than 25,000,000 own shares possibly to be acquired by the company prior to the Annual General Meeting of shareholders. However, the invalidation shall not apply to those shares held by the company, which according to point 6 of this Summons are proposed to be donated to a Cultural Foundation to be established.

The purpose of reducing the share capital is to invalidate own shares held by the company.

The purchase price of the shares will be deducted from the distributable shareholders’ equity. The restricted shareholders’ equity of the company will not be reduced, as the book value (equivalent value) of the invalidated shares will be transferred from the share capital to the share premium reserve.

The reduction in share capital will not affect the distribution of share ownership and the voting rights within the company, as the shares to be invalidated are in the possession of the company.

3. Buy-back of own shares

The Board of Directors proposes that the Annual General Meeting decide on the buying back of no fewer than 100 and no more than 49,825,000 of the company’s own shares using its distributable funds.

The own shares will be bought back for use as payment when the company acquires assets relating to its business operations and as consideration in any company acquisitions and as part of the company’s share ownership plan in the manner and to the extent decided by the Board of Directors, or otherwise for relinquishment or invalidation.

The shares will be purchased through public trading on the Helsinki Stock Exchange at the market price quoted at the time of purchase. The purchase price will be paid to the sellers within the payment time determined by the rules of the Helsinki Stock Exchange and Finnish Central Securities Depository Ltd.

Purchase of the shares will reduce the company’s distributable shareholders’ equity.

As the maximum number of shares to be bought back represents less than 10% of the total number of the company’s shares and less than 10% of the number of votes carried by the shares, the purchase will have no major impact on the distribution of share ownership and voting rights within the company.

Under the terms of the Companies Act, at 19 January 2006, insiders owned a total of 118,073,801 of the company’s 523,255,130 shares, which represents 22.57% of the company’s share capital. Insiders controlled 22.57% of the voting rights carried by the shares before the proposed buy-back of own shares. As the company intends to buy back its own shares through public trading on the Helsinki Stock Exchange without knowing the sellers of the shares, the proportion of the company’s share capital and voting rights controlled by insiders after the share buy-back cannot be determined.

4. Authorisation to the Board of Directors to decide on the disposal of own shares

The Board of Directors proposes that the Annual General Meeting authorise the Board to decide on the disposal of a maximum of 49,825,000 own shares bought back in accordance with the foregoing decision.

The authorisation entitles the Board of Directors to decide to whom and in what order it will dispose of the said shares. The Board of Directors may decide to dispose of the shares otherwise than in proportion to the existing pre-emptive rights of shareholders to purchase the company’s shares.

The shares will be used as payment when the company acquires assets relating to its business operations and as consideration in any company acquisitions and as part of the company’s share ownership plan in the manner and to the extent decided by the Board of Directors.

The shares will be disposed of at no less than the market price quoted for them in public trading on the Helsinki Stock Exchange at the time of their disposal.

The authorisation will remain valid for one year from the date of the decision of the Annual General Meeting. The valid authorisation given on 31 March 2005 is revoked in so far as it has not yet been used.

5. Authorisation to the Board of Directors to decide on increasing the share capital by issuing new shares and/or convertible bonds

The Board of Directors proposes that the Annual General Meeting authorise the Board to decide, within one year following the Annual General Meeting, on increasing the share capital through one or several issues of new shares and/or one or several convertible bond issues. On the basis of such issues of new shares or convertible bond loans, the share capital can be increased by a maximum of EUR 169,405,000, representing no more than 99,650,000 new shares with a book value (equivalent value) of EUR 1.70 per share. At the same time the previous valid authorisation given on 31 March 2005 is revoked.

The authorisation entitles the Board of Directors to deviate from the shareholders’ pre-emptive rights to subscribe for new shares and convertible bonds and to decide upon the subscription prices and the other terms of the subscription. The shareholders’ pre-emptive subscription rights can only be deviated from provided that the company has important economic grounds for doing so, including financing corporate acquisitions, and enabling restructurings or other development of the company’s business operations. The Board of Directors may not deviate from the shareholders’ pre-emptive subscription rights for the benefit of a person belonging to the insider circle of the company.

When the share capital is increased through a share issuance, the Board of Directors will be entitled to decide that a share subscription payment may be made as a payment in kind or otherwise on specified terms.

6. Donation to the Cultural Foundation to be established

The Board of Directors proposes that the company donate to a Cultural Foundation to be established a collection of art in its possession, consisting of about 689 works of art with the current market value of approximately EUR 5,800,000, as well as 162,000 own shares held by the company and a cash amount of approximately EUR 200,000.

Information

The annual report for the year 2005 will be available for viewing on the Internet at the address www.upm-kymmene.com as of 15 March, 2006.

The financial statements of the company will be available for inspection by the shareholders as of Wednesday, 15 March 2006 at UPM-Kymmene Corporation’s Head Office (address below). Copies of these documents will be sent to the shareholders on request.

Right to attend the meeting

Shareholders wishing to attend the meeting must be registered in the list of the company’s shareholders maintained by Finnish Central Securities Depository Ltd. on Friday, 10 March 2006.

Shareholders whose shares have not been transferred to the book-entry securities system may also attend the meeting provided that they were registered in Kymmene Corporation’s list of shareholders before 21 August 1992, or in Repola Ltd’s list of shareholders before 28 February 1994, or that they have notified the company of their share ownership and established their valid title and right to attend the meeting. In such cases the shareholders must present to the meeting their share certificates or proof of their whereabouts, or other evidence that the title to the shares has not been transferred to a book-entry account.

Shareholders wishing to attend the meeting must inform the company thereof no later than by 4 pm on Friday, 17 March 2006 in writing to UPM-Kymmene Corporation, Share Register, Eteläesplanadi 2, P.O. Box 380, FIN-00101 Helsinki, Finland, by telephone to numbers +358 (0)2041 50108 or +358 (0)2041 50109 from Monday to Friday between 8 am – 4 pm, by telefax to number +358 (0)2041 50333, or via the Internet at www.upm-kymmene.com. Written notifications must arrive before the deadline stated above. Possible proxies should be submitted in connection with the notifications of attendance.

Shareholders registered under nominees

Custodians of nominee accounts accept notifications of attendance from shareholders taken from the nominee register as well as the information on the parties representing them at the meeting. The custodians will forward the information regarding the nominee-registered shareholders to Finnish Central Securities Depository Ltd. for inclusion in the list of the company’s shareholders drawn up for the meeting.

Auditor

The Audit Committee proposes to the Annual General Meeting that the auditing company PricewaterhouseCoopers Oy be re-elected for the new term that will continue until the end of the next Annual General Meeting of shareholders.

Payment of dividend

The Board of Directors has decided to propose to the Annual General Meeting that a dividend of EUR 0.75 per share be paid for the financial year 2005. The dividend will be paid to the shareholders who are registered in the list of shareholders maintained by Finnish Central Securities Depository Ltd. on 27

March 2006, which is the record date for the dividend payment. The Board of Directors proposes to the Annual General Meeting that the dividend payment be made on Tuesday, 4 April 2006.

In the case of shareholders permanently resident outside Finland, tax at source will be deducted from the dividend payment in accordance with the regulations or tax agreements concerning persons with limited tax payment liability. For natural persons resident in Finland, withholding tax will be deducted from the dividend payments in accordance with the valid regulations.

Helsinki, 31 January 2006

Board of Directors

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31st, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations